Golenbock Eiseman Assor Bell & Peskoe LLP

437 Madison Avenue – 40th Floor

New York, New York 10022

T: (212) 907-7300

F: 212-754-0330

May 31, 2012

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Pacific Metals Corp.

Staff Comments on Amendment No. 1 to Registration Statement on Form 10, Filed May 11, 2012

File No. 000-54629

Dear Mr. Reynolds:

I am responding to your letter to Pacific Metals Corp., dated May 22, 2012.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response

Because the company qualifies as an Emerging Growth Company, there has been added information indicating the time frame of the company being an emerging growth company, the exemptions regarding reporting that the company has because it is an emerging growth company, the election under Section 107(b) of the JOBS Act and risk factors concerning the election to be an emerging growth company.  This discussion is in the general section (in the forepart of the Form 10), risk factors and accounting considerations.

Business, page 3

2.

Please identify the geologist referenced in your revised disclosure, disclose the date you engaged the geologist and file any material agreement with the geologist consulting firm as an exhibit.

Response

The company has identified the name of the geologist engaged by the company.  Please understand that there is no formal agreement to be filed as an exhibit. The work of the geologist is in four principal parts, and the first part is all that has been done at this time.  The company is evaluating the report on the first phase investigation.  The balance of the phases may be performed by this particular geologist or others, as determined by the company.  The company is not committed to engaging the geologist for the first phase for the other phases.  There are a number of geologists that may be engaged for the phases to be done.

3.

Please disclose the annual renewal fee per claim that you are required to pay yearly, as referenced on page three.

Response

The annual renewal fee per claim has been added to the disclosure.

4.

We note your response to comment 4 stating your typical mining claims were acquired by staking, further discussion was not necessary, and identifying information was provided. We reissue comment 4, please provide a brief explanation to your potential investors describing the process by which your company acquired the mineral rights to this National Forest property by describing the process by which you located and documented your typical mining claims. Please include within your filing your claim names (PMC 30-46 & PMC 48-54) and your Colorado Mining Claim numbers (259820-259843).

Response

The process of staking and claim identification and recording has been supplemented and the claim names and numbers have been added.

Regulation, page 7

5.

Your general disclosure in this section does not provide the materially complete description of the effect of existing and proposed regulations on your proposed exploration and development activities, requested by prior comment seven; therefore, we reissue the comment. Your disclosure should address specific regulations that are material to your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Response

The regulation section has been expanded to reference more of the regulations that generally apply.  Please note, however, that for the first steps in actual exploration and mineralization determination, there is relatively little regulation that will be applicable as the permitting process for drill holes on an exploration basis is relatively easy.  Subsequently, if the company commences operations, there is a greater amount of regulation that will apply, which will be determined by the specific plan of operations, and the Form 10 has indicated most of those applicable agencies and regulatory considerations.

6.

We note your response to comment 8 stating that you added information regarding your permitting requirements. Your statement that you are subject to regulation by Federal and State authorities does not address the cost or the timing delays such permits may incur. We re-issue comment 8; please describe the specific permits that will be required for your exploration activities.

Response

The actual cost and time of a delay in obtaining a permit, license or approval is difficult to predict in specific dollar terms or period of time; therefore, in the risk factor we have only disclosed in general terms the effect of not having a necessary permit, license or approval.

Risk Factors, page 7

Regulatory Compliance is complex..., page 9

7.

Please expand your response to prior comment 9 to clearly identify each specific material permit, license or approval required and address clearly the second part of the prior comment regarding the effect of failure or delay in obtaining each such permit, license or approval.

Response

The company expanded the risk factor relating to regulation to identify specific agencies that govern the permitting, licensing and approval processes and give a general indication of the scope of their authority.  The scope of the plan of operations determines the permits, licenses and approvals that will be necessary ultimately.  The company at this time does not know the full scope of the possible operations and has not prepared a plan of operations; therefore, the specifics of approvals are not yet known.  Therefore, the general discussion of the agencies, in the company’s opinion, addresses the disclosure concern expressed by the Staff to indicate the potential general breadth of the applicable regulation.

Security Ownership of Certain Beneficial Owners and Management, page 13

8.

We note the disclosure in footnote one to the beneficial ownership table that Mr. Geisler shares voting and dispositive powers of control over the shares held by Pacific Gold Corp. Please revise the beneficial ownership of Mr. Geisler to reflect this beneficial ownership, as required by Item 403 of Regulation S-K.

Response

The company adjusted the ownership of securities table to include all the shares held by the parent company under Mr. Geisler’s name.

Certain Relationships and Related Transactions, page 14

9.

Please disclose the material terms of the borrowings from Pacific Gold. For instance, disclose the due date of any loans and the interest rate, if any. Lastly, please disclose the nature of the relationship with Nevada Rae Gold Inc.

Response

The terms of the borrowings by Pacific Gold have been added to the Form 10.

10.

Please reconcile the disclosure in this section, that Pacific Gold provides office space for free, with the disclosure on page 12, which refers to a “nominal” fee.

Response

The company has corrected the disclosure for the office space to indicate that it is currently provided gratis.

Financial Statements and Exhibits, page 16

11.

We reissue prior comment 22. Your response to prior comment 22 appears to only address the prohibition on presenting graphic or image files information such as text that users must be able to download into spreadsheet form. It does not address the prohibition on presenting graphic or image files information such as text that users must be able to search, which is included in the last sentence of Rule 304(e) of Regulation S-T. As investors should be able to search your articles of incorporation and by-laws, for example, please refile the exhibits in an appropriate format as previously requested.

Response

Pursuant to the conversation between Mr. Regan and our counsel, Andrew Hudders, we have re-filed the certificate of incorporation and the bylaws of the company as word searchable documents. Mr. Regan agreed that the stock certificate did not have to be filed in this manner.

12.

Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Response

The financial statements included in the Form 10 have been updated to include the fiscal quarter ended March 30, 2012.

In connection with our response to the comments of the Staff of the SEC made above, we iterate the company acknowledgement that:

•

the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 10;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
/S/ Andrew D. Hudders
Andrew D. Hudders
(ahudders@golenbock.com)

cc. Mitchel Geisler